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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        November 21, 2005

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	December 14, 2005	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“AnorMED”, the “Company” or “we”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

November 15, 2005

Item 3.

News Release

The news release was issued at Langley, B.C. on November 15, 2005 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

The Company announced on November 15, 2005 that 12 clinical and preclinical abstracts on MOZOBIL (AMD3100), a first in class stem cell mobilizer, have been accepted for presentation at the American Society of Hematology (ASH) annual meeting, being held in Atlanta, Georgia, December 10-13th, 2005.

Item 5.

Full Description of Material Change

The Company announced on November 15, 2005 that 12 clinical and preclinical abstracts on MOZOBIL (AMD3100), a first in class stem cell mobilizer, have been accepted for presentation at the American Society of Hematology (ASH) annual meeting, being held in Atlanta, Georgia, December 10-13th, 2005. Data to be reported continues to support the potential of MOZOBIL as a new standard in stem cell mobilization for cancer patients undergoing transplantation. In addition, early data supports further evaluation of MOZOBIL in new oncology applications.

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers, such as multiple myeloma and non-Hodgkin’s lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplant.

Results to be presented at ASH include: clinical results from AnorMED’s program for the Compassionate Use of MOZOBIL; data from a Phase II study in Hodgkin’s disease patients; and data from investigator sponsored allogeneic trials. In addition, new clinical data from a Phase II study shows that MOZOBIL may improve the Absolute Lymphocyte Count at day 15 (ALC15) in autologous transplant patients. The ALC15 after autologous stem cell transplantation is an independent, prognostic indicator for survival in multiple hematological malignancies (Leukemia and Lymphoma. 2005, 46: 1287-94). Data reported in this abstract demonstrates that the increased lymphocyte content of a MOZOBIL + G-CSF graft may have a positive impact on transplant patient clinical outcomes, such as relapse rate. New preclinical data also shows that MOZOBIL disrupts the interaction of leukemia cells with the bone marrow and may make them more sensitive to chemotherapy. Based on this early data, AnorMED plans to initiate a clinical study to evaluate the potential of MOZOBIL as a chemosensitizer in leukemia patients.  All MOZOBIL abstracts are available on the ASH website at www.hematology.org.

AnorMED is currently evaluating MOZOBIL in two Phase III studies ongoing in the U.S. The Company plans to complete Phase III recruitment and three month follow up by the end of calendar 2006. In addition, AnorMED has a Phase II program for MOZOBIL that is ongoing in transplant centers in the U.S., Canada and the European Union. Investigator sponsored studies to evaluate MOZOBIL as a single agent in allogeneic transplantation are ongoing. To date, MOZOBIL has been administered to over 420 patients, and data from over 190 subjects and cancer patients has been presented to date.

Notes to Editors and Reporters:

Background on Stem Cell Transplantation

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers of the immune system, such as multiple myeloma and non-Hodgkin’s lymphoma, among others. In the past, stem cells were collected from patients using an invasive procedure called bone marrow transplant. This technique has now been largely replaced by a procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given a growth factor (G-CSF -granulocyte colony stimulating factor) which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplantation. MOZOBIL has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.

Approximately 45,000 stem cell transplantations are performed yearly worldwide  (IBMTR/ABMTR 2003). Up to 65% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using standard mobilization regimens, such as G-CSF  (CIBMTR data 1998-2002). Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization. These patients may require additional mobilization and cell collection sessions, called apheresis, to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at a greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

Background on MOZOBIL

MOZOBIL is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow. MOZOBIL is the first in a new class of agents which induces rapid mobilization of stem cells from the bone marrow into the peripheral blood system.

MOZOBIL has orphan drug status in both the U.S and the E.U. In December 2004, AnorMED completed the Special Protocol Assessment process with the U.S. FDA and agreed on the design and endpoints of two pivotal Phase III studies. These studies are ongoing in major transplant centers in the U.S. One study is enrolling 300 non-Hodgkin’s lymphoma (NHL) patients and the other study 300 multiple myeloma (MM) patients. Both studies are randomized, double-blind, placebo controlled, comparative trials of MOZOBIL plus G-CSF versus placebo plus G-CSF.

Note:  Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update any forward-looking statements as conditions change.  Investors are referred to the discussion of the risks factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated June 23, 2005

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams

Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

November 21, 2005.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory